

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Craig Finster
Chief Financial Officer
Versus Systems Inc.
1558 West Hastings Street
Vancouver BC V6G 3J4 Canada

> **Re: Versus Systems Inc.**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 001-39885**

Dear Mr. Finster:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
Management's Discussion and Analysis of Financial Condition and Results of Operations
A. Operating Results, page 29

1. We note on page F-8 that $9.5 million of the $17.8 million loss during the year ended December 31, 2021 was incurred during the one month period that ended on February 1, 2021. Please include a section on Net Loss to explain the reason for the significant one-month loss.

Revenue, page 30

2. We note in your Form F-1 that went effective on February 2, 2022, Xcite Interactive averaged approximately $2 million of revenue during the years ended December 31, 2020 and 2019. Considering that its post-acquisition revenues did not appear to have significantly offset your revenue loss from HP, please disclose whether there have been

Craig Finster
Versus Systems Inc.
August 18, 2022
Page 2

any changes in its hosted software products, interactive contracts, intellectual property products and production contracts, in terms of pricing and volume, following your acquisition in June 2021. Further, describe any unusual or infrequent events or transactions, or any known trends or uncertainties, that impacted your revenues in a material way. Refer to Item 303(b)(2) of Regulation S-K.

<u>Foreign Exchange, page 30</u>

3.   Please explain the nature of the monetary and non-monetary items that accounted for most of the $1.1 million foreign exchange loss during 2021 and your basis for measurement. Refer to paragraphs 23-34 of IAS 21. In this regard, we note your disclosure on page F-21 that your business activities, comprised primarily of United States dollar revenue and expenditures as well as United States dollar denominated financings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology